

Çınar

Ahmet Cinar · 3rd

Partner @ CINAR Rugs / Investor @ IVY.com and XCINEX
Corp. / Advisor to Prime Minister of St. Kitts Dr. Denzil
Douglas

Dubai, United Arab Emirates · 500+ connections · **Contact info**

Cinar Rugs

 **The Johns Hopkins
University - Paul H. Nitze..**

Featured



The magic of carpet shopping in Istanbul
Washington Post

Great article with an extensive paragraph
about Cinar Rugs

Xcinex Prepares To Launch Venue
Streaming System, Using Sensor To...
Deadline

EXCLUSIVE: As the entertainment industry
continues to remake itself during COVID-1...



How The
Democra
Forbes

IVY.com

Activity

770 followers

 **What do you think you see in the picture? Is your answer "The Carpets"...**
Ahmet shared this
2 Reactions

 **Thank you ID Project House for you kind comments!**
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30 Reactions · 2 Comments

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Experience

President
Cinar Rugs · Self-employed
Mar 2016 – Present · 5 yrs 1 mo
Dubai, United Arab Emirates

Special Advisor to Prime Minister Rt. Hon. Dr. Denzil Douglas
St. Kitts and Nevis Labour Party · Full-time
Apr 2019 – Present · 2 yrs
Saint Kitts, St Kitts and Nevis

Partner
Seatuft Carpet Factory · Self-employed
Oct 2018 – Present · 2 yrs 6 mos
İzmir, Turkey

Managing Partner
1001 Jewellery and Carpet Stores · Self-employed
Mar 2020 – Present · 1 yr 1 mo
Dubai, United Arab Emirates

 **Private Investor**
IVY
May 2015 – Present · 5 yrs 11 mos
New York, United States

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Education



The Johns Hopkins University - Paul H. Nitze School of Advanced International Studies (SAIS)

Master of Arts (M.A.), International Relations and International Economics

2012 – 2014

Activities and Societies: Concentration on Conflict Management



Universität Wien / University of Vienna

BA, Political Science

2007 – 2011

Activities and Societies: Voice Club / University of Vienna by Vijay Upadhyaya, SG Wien Alumni Association Student Representative

Bachelor thesis on Cyprus Conflict: 'Cyprus Conflict Revisited', received A+

Cedar Falls High School, IA, USA

2004 – 2005

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